Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, included with this report and the section contained in our Annual Report on Form 20-F for the year ended December 31, 2020 – “Item 5. Operating and Financial Review and Prospects”. The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. IFRS as issued by the International Accounting Standards Board, and as adopted by the European Union, might differ in material respects from generally accepted accounting principles in other jurisdictions.

Our financial information is presented in our presentation currency, United States Dollar, or USD. Our functional currency is the Danish Krone, or DKK. Some Danish Krone amounts in this discussion and analysis have been translated solely for convenience into USD at an assumed exchange rate of DKK 6.2573 per $1.00, which was the official exchange rate of such currencies as of June 30, 2021 rounded to four decimal places.

Special Note Regarding Forward-Looking Statements

This interim report contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Many of the forward-looking statements contained in this interim report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and other similar expressions that are predictions of or indicate future events and future trends, although not all forward-looking statements contain these identifying words. These forward-looking statements include, but are not limited to, statements about:

●	the initiation, timing, progress, results, and cost of our research and development programs and our current and future pre-clinical studies and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;
●	the timing of and our ability to obtain and maintain regulatory approval for our product candidates;
●	our ability to identify research opportunities and discover and develop investigational medicines;
●	the ability and willingness of our third-party collaborators to continue research and development activities relating to the development of our product candidates and investigational medicines;
●	our estimates of the size of the patient populations for products derived from our product candidates, if approved;
●	our estimates of our expenses, ongoing losses, future revenue and capital requirements and our needs for or ability to obtain additional financing;
●	our ability to identify, recruit and retain key personnel;
●	our and our collaborators’ ability to protect and enforce our intellectual property protection for our proprietary and collaborative product candidates, and the scope of such protection;
●	the development of and projections relating to our competitors or our industry;

●	our ability to commercialize our product candidates, if approved;
●	the pricing and reimbursement of our investigational medicines, if approved;
●	the rate and degree of market acceptance of our investigational medicines, if approved;
●	the amount of and our ability to use our net operating losses, or NOLs, and research and development credits to offset future taxable income;
●	our ability to manage our development and expansion;
●	regulatory developments in the United States and foreign countries;
●	adverse effects on our business condition and results for operation from the global COVID-19 pandemic, including the pace of global economic recovery from the pandemic;
●	our ability to manufacture our product candidates with advantages in turnaround times or manufacturing cost;
●	our ability to implement, maintain and improve effective internal controls;
●	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and a foreign private issuer; and
●	other risk factors.

These forward-looking statements are based on senior management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this report may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section in our Annual Report on Form 20-F for the year ended December 31, 2020 — “Item 3. Key Information—D. Risk Factors”. You are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this report. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. Given these risks and uncertainties, you are cautioned not to rely on such forward-looking statements as predictions of future events.

You should read this report and the documents that we reference in this report and have filed as exhibits to this report completely and with the understanding that our actual future results may be materially different from what we expect. You should also review the factors and risks we describe in the reports we will file or submit from time to time with the U.S. Securities and Exchange Commission, or the SEC, after the date of this report. We qualify all of our forward-looking statements by these cautionary statements.

Significant Risks and Uncertainties

As a biotech company, we face a number of risks and uncertainties. These are common for the biopharmaceutical industry and relate to operations, research and development, commercial and financial activities. For further information about risks and uncertainties the Company faces, we refer to our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 7, 2021. At the date of this interim report, there have been no significant changes to our overall risk profile since the publication of the Form 20-F.

Overview

We are a clinical-stage AI-immunology™ platform company using our proprietary artificial intelligence, or AI, technology, engineering expertise and drug development know-how to simulate the human immune system and generate predictive models to identify and develop novel immunotherapies for the treatment of various cancers, bacterial diseases and viral infections. Drug discovery and clinical development using historically prevailing techniques is a long, costly process with a high attrition rate. We believe our proprietary AI-immunology platforms, trained to translate vast amounts of data into a deep understanding of biological processes in the human body, can be harnessed to rapidly and cost effectively design and develop unique immunotherapies, thereby potentially revolutionizing the process of drug discovery and development. In an effort to validate the predictive power and scalability of our AI technology platforms, we have identified and are developing a pipeline of clinical product candidates initially focused in the areas of immuno-oncology and infectious diseases. We are currently in Phase 1/2a clinical trials with our two lead product candidates, EVX-01 and EVX-02 for the treatment of various cancers. Based on the initial data from these two studies, we expect to initiate a Phase 2 trial with EVX-01 by the end of 2021 and a Phase 2 trial with EVX-02 in second quarter of 2022.

Recent Developments

EVX-01: Phase 1/2a clinical trial in metastatic melanoma

The initial data readout from our EVX-01 Phase 1/2a clinical trial of nine patients demonstrated an overall response rate, or ORR, of 67% across all nine patients compared with a historical ORR, of 40% with anti-PD-1 treatment alone. The study also demonstrated a complete response rate, or CR, of 22%, compared with a historical CR of 7% with anti-PD-1 treatment alone, and a partial response rate, or PR, of 44%, as compared with a historical PR of 33% with anti-PD-1 treatment alone. Among the four patients on the highest two doses, there was an ORR of 75%. Three patients with stable disease, or SD, for 10, 8 and 9 months on anti-PD-1 treatment alone, achieved CR, CR and PR, respectively, following EVX-01 administration and subsequent activation of a neoepitope specific de novo T-cell response. In addition, the data showed induction of neoepitope-specific T cells in 100% of patients and 76.2% of the administered neoepitopes induced reactive T cells in patients, of which 83.3% were de novo responses.

EVX-02: Phase 1/2a clinical trial in adjuvant melanoma

Preliminary data from the first two patients enrolled in our Phase 1/2a clinical trial showed T-cell activation, even in assays which had not been pre-stimulated.

We believe preliminary clinical immune and safety data from the Phase 1/2a trial of EVX-02 together with pre-clinical data from both our DNA-based patient-specific cancer immunotherapies, EVX-02 and EVX-03, support moving into a combined Phase 2b clinical trial for which we intend to submit a regulatory filing in the first half of 2022. The ongoing Phase 1/2a clinical trial will continue to recruit patients to generate data until initiation of the Phase 2b clinical trial with EVX-02 in an adjuvant setting in the second quarter of 2022.

Our AI Platforms

Our three proprietary platforms include (i) PIONEER, our immuno-oncology platform, (ii) EDEN, our bacterial disease platform, and (iii) RAVEN, our viral disease platform. Currently, we are focused on using PIONEER for the development of patient-specific immunotherapies for various cancers and using EDEN to develop immunotherapies for bacterial diseases. We plan to use our RAVEN platform to discover and develop vaccines against future coronaviruses as well as other viral infections. We may, in the future, develop additional platforms to address other conditions known to have a large immunological component, examples of which could include autoimmune diseases, microbiome dysbiosis, allergies and parasites.

Results of Operations

Impact from COVID-19 Pandemic

In December 2019, a novel strain of coronavirus was reported in Wuhan, China and on March 11, 2020 the World Health Organization, or the WHO, declared COVID-19 a pandemic. To date, COVID-19 has surfaced in nearly all regions around the world and resulted in travel restrictions and business slowdowns and/or shutdowns in affected areas. Denmark, all U.S. states, and many local jurisdictions and countries around the world have, at times during the pandemic, issued "shelter-in-place" orders, quarantines, executive orders and similar government orders, restrictions, and recommendations for their residents to control the spread of COVID-19. Such orders, restrictions and/or recommendations, and/or the perception that additional orders, restrictions or recommendations could occur, have, at times during the pandemic, resulted in widespread closures of businesses, including healthcare systems, work stoppages, slowdowns and/or delays, work-from-home policies and travel restrictions, among other effects.

The full extent to which the COVID-19 outbreak will impact our business, results of operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning COVID-19 and the actions to contain it or treat its impact and the economic impact on local, regional, national and international markets. As the COVID-19 pandemic continues, our results of operations, financial condition, and cash flows may be adversely affected, and may differ from current projections.

These uncertainties include, among others, the ultimate severity and duration of the pandemic; the emergence and prevalence of COVID-19 variants, such as the recent emergence of the Delta variant; governmental, business or other actions that have been, are being or will be, taken in response to the pandemic, including restrictions on travel and mobility, business closures and operating restrictions, and imposition of social distancing measures; impacts of the pandemic on our employees, the vendors or distribution channels in our supply chain and on the our ability to continue to manufacture its products; impacts of the pandemic on the conduct of our clinical trials, including with respect to enrollment rates, availability of investigators and clinical trial sites, and monitoring of data; impacts of the pandemic on healthcare systems, impacts of the pandemic on the regulatory agencies with which we interact in the development, review, approval and commercialization of products derived from our product candidates, if any; impacts of the pandemic on reimbursement for products derived from our product candidates, if any, and for services related to the use of products derived from our product candidates, if any; and impacts of the pandemic on the Danish, U.S. and global economies more broadly.

In addition, we rely upon third parties for many aspects of our business, including the provision of goods and services related to the manufacture of our clinical products and the conduct of our clinical trials. Any prolonged material disruption to the third parties on which we rely could negatively impact our ability to conduct business in the manner and on the timelines presently planned, which could have a material adverse impact on our business, results of operations and financial condition.

COVID-19 or other public health epidemics, pandemics or outbreaks, and the resulting business or economic disruptions resulting therefrom, may adversely impact our business as well as our ability to raise capital. While we continue to conduct research and development, or R&D, activities, including our ongoing clinical trials, the COVID-19 pandemic has, at times, impacted the timelines of certain of our early-stage discovery efforts and clinical trials, and may continue to impact such timelines while the pandemic persists. We work closely with our internal teams, our clinical investigators, R&D vendors and critical supply chain vendors to continually assess, and mitigate, any potential adverse impacts of COVID-19 on our R&D activities. We are closely monitoring the potential impact of COVID-19 on our 2021 business and operations, financial results and cash flows. Our top priority remains the health and safety of our staff and the patients in our studies.

Comparison of the three months ended June 30, 2021 and 2020

The following table summarizes our statements of profit or loss for the periods indicated (unaudited):

	Three Months Ended June 30,
	2021	2020	Change
	(USD in thousands)
Operating expenses:
Research and development	$5,111	$2,570	$2,541
General and administrative	1,915	1,372	543
Total operating expenses	7,026	3,942	3,084
Operating loss	(7,026)	(3,942)	(3,084)
Finance income	33	6	27
Finance expenses	(495)	—	(495)
Net loss before tax	(7,488)	(3,936)	(3,552)
Income tax benefit	669	296	373
Net loss for the period	$(6,819)	$(3,640)	$(3,179)

Research and Development

Research and development expenses were $5.1 million for the three months ended June 30, 2021 as compared to $2.6 million for the three months ended June 30, 2020. The increase in research and development expenses was primarily due to increased spending of $1.6 million for ongoing development utilizing our AI platforms, pre-clinical product candidates, and clinical trials. In addition, employee-related costs increased by $0.9 million due to higher headcount.

General and Administrative

General and administrative expenses were $1.9 million for the three months ended June 30, 2021 as compared to $1.4 million for the three months ended June 30, 2020. The increase in general and administrative expenses was primarily due to a $0.5 million increase in overhead and professional fees related to the expansion of our corporate function.

Finance Income

Finance income was primarily related to foreign exchange gains on the receipts of the proceeds from our initial public offering, or IPO, completed in February 2021, which were in USD while the functional currency is DKK, recognized during the three months ended June 30, 2021.

Finance Expenses

Finance expenses were primarily related to foreign exchange losses recognized during the three months ended June 30, 2021.

Income Taxes

The benefit from income tax was $0.7 million for the three months ended June 30, 2021 as compared to $0.3 million for the three months ended June 30, 2020. Our effective tax rates for the three months ended June 30, 2021 and 2020 were different from the Danish effective statutory tax rate of 22% since we only recognize deferred tax assets on temporary differences to the extent the requirements for capitalization are met. In connection with our IPO, we incurred non-deductible expenses which resulted in differences in our effective tax rates.

Comparison of the six months ended June 30, 2021 and 2020

The following table summarizes our statements of profit or loss for the periods indicated (unaudited):

	Six Months Ended June 30,
	2021	2020	Change
	(USD in thousands)
Operating expenses:
Research and development	$9,004	$5,080	$3,924
General and administrative	3,197	2,153	1,044
Total operating expenses	12,201	7,233	4,968
Operating loss	(12,201)	(7,233)	(4,968)
Finance income	1,005	22	983
Finance expenses	(792)	(4)	(788)
Net loss before tax	(11,988)	(7,215)	(4,773)
Income tax benefit	1,076	476	600
Net loss for the period	$(10,912)	$(6,739)	$(4,173)

Research and Development

Research and development expenses were $9.0 million for the six months ended June 30, 2021 as compared to $5.1 million for the six months ended June 30, 2020. The increase in research and development expenses was primarily due to increased spending of $2.7 million for ongoing development utilizing our AI platforms, pre-clinical product candidates, and clinical trials. In addition, employee-related costs increased by $1.2 million due to higher headcount.

General and Administrative

General and administrative expenses were $3.2 million for the six months ended June 30, 2021 as compared to $2.2 million for the six months ended June 30, 2020. The increase in general and administrative expenses was primarily due to a $1.0 million increase in overhead and professional fees related to the expansion of our corporate function for our IPO.

Finance Income

Finance income was primarily related to foreign exchange gains on the receipts of our IPO proceeds, which were in USD while the functional currency is DKK, recognized during the six months ended June 30, 2021.

Finance Expenses

Finance expenses were primarily related to foreign exchange losses recognized during the six months ended June 30, 2021.

Income Taxes

The benefit from income tax was $1.1 million for the six months ended June 30, 2021 as compared to $0.5 million for the six months ended June 30, 2020. Our effective tax rates for the six months ended June 30, 2021 and 2020 were different from the Danish effective statutory tax rate of 22% since we only recognize deferred tax assets on temporary differences to the extent the requirements for capitalization are met. In connection with our IPO, we incurred non-deductible expenses which resulted in differences in our effective tax rates.

Liquidity and Capital Resources

Overview

We are a clinical stage AI-immunology platform company that has not generated revenues during the reporting periods. We are exposed to a variety of financial risks including liquidity risks. We have incurred significant losses and negative cash flows from operations since our inception. As of June 30, 2021, we had an accumulated deficit of $37.5 million and expect to continue to incur significant losses for the foreseeable future.

As of June 30, 2021 and December 31, 2020, our available liquidity, comprised of cash and cash equivalents, was $18.8 million and $5.8 million, respectively and our total equity was $21.8 million and $7.0 million, respectively. The increase in cash and equity was primarily a result of the proceeds received from our IPO, discussed below. We have not generated any revenues during the three and six months ended June 30, 2021 and 2020 and we do not anticipate generating revenues unless and until we successfully complete Phase 2b development and obtain an out-licensing partnership of any current or future product candidates.

In August 2020, we executed a loan agreement, or the EIB Loan Agreement, with the European Investment Bank, or EIB, for a principal amount of €20.0 million, divided into three tranches of €7.0 million, €6.0 million and €7.0 million on the EIB Loan. Under the EIB Loan Agreement, the EIB Loan tranche balances are due six years from their respective disbursement dates. For each tranche drawn down, EIB is entitled to an aggregate of 1,003,032 cash settled warrants with an exercise price of 1 DKK per warrant. The 351,036 warrants attributable to the first tranche of €7.0 million were incorporated in the articles of association on December 17, 2020. As of June 30, 2021, and as of the date of this report, we had not drawn down on the EIB Loan Agreement.  Since we did not draw down on the loan by August 6, 2021, we are obligated to pay a fee equal to 1% of the principal amount of €20.0 million or €0.2 million. However, the EIB Loan Agreement fee due date was extended until January 6, 2022, in the event that we do not draw the first tranche by January 6, 2022.

In September 2020, we received $6.6 million of additional funding from the issuance of 745,380 of our ordinary shares as part 1 of our “bridging round” with outside investors. On October 15, 2020, we successfully completed part 2 of our “bridging round” of capital with outside investors in the amount of $2.4 million from the issuance of 269,136 of our ordinary shares and received the proceeds in November 2020.

In October 2020, the Company entered into a lease for approximately 1,356 square meters, which is allocated on 839 square meters of office space, and 518 square meters of laboratory space in Hørsholm, Denmark. The commencement date for the lease of the 839 square meters of office space was February 1, 2021 and the lease continues for a term of 10 years from that date. In October 2020, the Company entered into a lease for approximately 518 square meters, which was allocated for additional laboratory space, in Hørsholm, Denmark.  The commencement date for the lease is August 13, 2021 and the lease continues for a term of 10 years with a subsequent 12-month cancellation notice period. The lease agreement contains an early termination provision which would trigger a termination fee of $2.7 million. The initial monthly payment is expected to be between $28,000 and $30,000, which consists of $12,000 for the office space, and is expected to be between $16,000 and $18,000 for the laboratory space. Through-out the term, the lease is subject to annual increases ranging from two to four percent on the annual lease payment amount.

On February 9, 2021, we completed our IPO through which we issued and sold 3,000,000 American Depositary Shares, or ADSs, each of which represents one ordinary share, at a price to the public of $10.00 per ADS. We received aggregate net proceeds of $25.3 million from the IPO, after deducting the underwriting discounts and commissions and offering expenses. Upon the completion of the IPO, our registered, issued, and outstanding share capital was nominal DKK 19,198,668.

Financing Requirements

We anticipate incurring additional losses until such time, if ever, we can complete our R&D and obtain an out-licensing partnership for our product candidates and generate revenues from such product candidates. Substantial additional financing will be needed by us to fund our operations and to continue development of our product candidates.

Based on our current operating plan, our board of directors believe that the existing cash and cash equivalents, including the net proceeds from our IPO and funding arrangements with current investors and EIB, along with management initiatives, will provide us with necessary resources to support our operations for at least 12 months from June 30, 2021. However, the forecast of the period of time through which our financial resources will be adequate to support operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could use capital resources sooner than expected. Additionally, the process of testing product candidates in clinical trials is costly, and the timing of progress and expenses is uncertain. In any event, we will require additional capital to achieve our goals. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations. Our spending will vary based on new and ongoing development and corporate activities. Due to high uncertainty of the length of time and activities associated with discovery and development of our product candidates, we are unable to estimate the actual amount of funds we will require for our developmental activities.

Our future financing requirements will depend on many factors, including, but not limited to:

●	the scope, progress, results and costs of researching and developing our AI platforms;
●	the timing of, and the costs involved in providing support to our future partners, if any, in connection with their efforts in seeking regulatory approvals in the United States and elsewhere for any future products derived from our product candidates if clinical trials are successful;
●	the cost of providing support to our future partners, if any, in connection with their commercialization activities for products derived from our product candidates, if approved for sale, including marketing, sales and distribution costs;
●	the cost of manufacturing any future product candidates for clinical trials and scaling up manufacturing in preparation for late stage clinical trials;
●	the number and characteristics of additional product candidates that we pursue;
●	our ability to establish and maintain collaborations, partnerships, licensing or other arrangements with third parties, including the timing of receipt of any potential milestone payments, licensing fees or royalty payments under these agreements;
●	the impact of the COVID-19 pandemic on the initiation or completion of pre-clinical studies or clinical trials and the supply of our product candidates;
●	our ability to maintain, expand, and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make in connection with the licensing, filing, defense, and enforcement of any patents or other intellectual property rights;
●	the timing, receipt, and amount of sales of, or royalties on, any products developed by our future partners, if any, derived from our product candidates;
●	our need and ability to hire additional management, scientific, technical and business personnel; and

●	the extent to which we acquire or invest in businesses, products, or technologies (although we currently have no commitments or agreements relating to any of these types of transactions).

We expect to finance cash needs through equity offerings, debt financings or other capital sources, including potential collaborations, licenses and other similar arrangements.

We may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of current shareholders could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of the current shareholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, licenses and other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable and/or may reduce the value of our ordinary shares. Failure to raise capital or enter into such other arrangements when needed could have a negative impact on financial conditions and our ability to pursue our business plans and strategies. If we are unable to raise additional capital when needed, we could be forced to delay, limit, reduce or terminate our product candidate development or grant rights to develop and market our product candidates.

Cash Flows

The following table summarizes our cash flows for the periods indicated (unaudited):

	Six Months Ended June 30,
	2021	2020

	(USD in thousands)
Cash Flow Data:
Net cash used in operating activities	$(11,523)	$(5,253)
Net cash used in investing activities	(822)	(126)
Net cash provided by/(used in) financing activities	25,217	(36)
Net increase/(decrease) in cash and cash equivalents	$12,872	$(5,415)

Operating Activities

Net cash used in operating activities was $11.5 million for the six months ended June 30, 2021. The largest component of our cash used in operating activities during this period was a net loss for the period of $10.9 million and non-cash adjustments of $0.9 million offset by a net cash change in our working capital during the period of $0.3 million. The non-cash adjustments primarily consisted of a change in income tax benefit of $1.1 million, a change in tax credit schemes accounted for as grants of $0.4 million, and foreign exchange rate adjustments and various other immaterial changes of $0.1 million. The non-cash adjustments were offset by a change in share-based compensation expense of $0.7 million. The positive net cash attributable to changes in our current operating assets (excluding cash) and our current operating liabilities during the period was primarily comprised of an increase of $0.9 million in other payables, due to the timing of invoices received and a decrease of $0.4 million in receivables due to timing of prepayments in our research and development activities, offset by a $1.0 million decrease in trade payables due to timing and payments of invoices.

Net cash used in operating activities was $5.3 million for the six months ended June 30, 2020. The largest component of our cash used in operating activities during this period was a net loss for the period of $6.7 million offset by non-cash charges of $0.7 million and income taxes received of $0.8 million and increased by net cash change in our working capital during the period of $0.1 million. The non-cash charges primarily consisted of share-based compensation expense of $1.2 million offset by a change in income tax benefit of $0.5 million. The negative net cash attributable to changes in our current operating assets (excluding cash) and our current operating liabilities during the period was primarily comprised of an increase of $0.8 million in trade payables and an increase of $0.7 million in other payables, both due to the timing of invoices received, offset by a $1.6 million increase of receivables due to timing of prepayments in our research and development activities.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2021 was primarily driven by the purchase of property and equipment in the amounts of $792,000 and offset by changes in leasehold deposits of $30,000. Net cash used in investing activities for the six months ended June 30, 2021 also included the purchase of intangible assets of $60,000.

Net cash used in investing activities for the six months ended June 30, 2020 was primarily driven by the purchase of property and equipment in the amounts of $74,000 and changes in leasehold deposits of $17,000. Net cash used in investing activities for the six months ended June 30, 2020 also included the purchase of intangible assets of $35,000.

Financing Activities

Net cash provided by financing activities was $25.2 million for the six months ended June 30, 2021, which was primarily due to net proceeds from the issuance of shares of $27.9 million from our IPO, partially offset by transaction costs of $2.6 million related to the issuance of shares and $0.1 million related to the repayment of lease liabilities.

Net cash used in financing activities for the six months ended June 30, 2020 was immaterial.

Off-balance Sheet Arrangements

As of June 30, 2021, we did not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources. We did not have any other off-balance sheet arrangements, as defined in the rules and regulations of the SEC, as of or during the periods presented.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk that the fair value of, or future cash flows from, a financial instrument will vary due to changes in market prices. The type of market risk that primarily impacts us is foreign currency risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The primary exposure derives from our expenditures in foreign currencies, mainly the USD, the Australian Dollar and the British Pound. This exposure is known as transaction exposure. We are exposed to foreign currency risk as a result of operating transactions and the translation of foreign currency bank accounts and short-term deposits. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those positions.

Interest Rate Risk

We manage interest rate risk by monitoring short- and medium-term interest rates and placing cash on deposit for periods that optimize the amount of interest earned while maintaining access to sufficient funds to meet day-to-day cash requirements. We do not currently have any loans or holdings that have variable interest rate. Accordingly, we are not exposed to material interest rate risk.

Recently Adopted Accounting Pronouncements and Accounting Pronouncements Not Yet Adopted

A description of recently adopted accounting pronouncements and accounting pronouncements not yet adopted that may potentially impact our financial position and results of operations is disclosed in Note 2 to our audited consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2020.